FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 2, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 30 July 2025 (official registry number 2844) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 25 September and 1 October 2025 (both inclusive).

The cash amount of the shares purchased to 1 October 2025 as a result of the execution of the Buyback Programme amounts to 536,140,934 Euros, which represents approximately 31.5% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 14.5% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
25/09/2025	SAN	Purchase	XMAD	1,242,726	8.6970
25/09/2025	SAN	Purchase	CEUX	91,734	8.7077
25/09/2025	SAN	Purchase	TQEX	28,609	8.7026
25/09/2025	SAN	Purchase	AQEU	36,931	8.7089
26/09/2025	SAN	Purchase	XMAD	1,031,664	8.7931
26/09/2025	SAN	Purchase	CEUX	103,156	8.8036
26/09/2025	SAN	Purchase	TQEX	28,142	8.7971
26/09/2025	SAN	Purchase	AQEU	37,038	8.8127
29/09/2025	SAN	Purchase	XMAD	938,501	8.8117
29/09/2025	SAN	Purchase	CEUX	151,406	8.8153
29/09/2025	SAN	Purchase	TQEX	47,648	8.8167
29/09/2025	SAN	Purchase	AQEU	62,445	8.8101
30/09/2025	SAN	Purchase	XMAD	1,035,319	8.8185
30/09/2025	SAN	Purchase	CEUX	90,521	8.8198
30/09/2025	SAN	Purchase	TQEX	37,180	8.8156
30/09/2025	SAN	Purchase	AQEU	36,980	8.8289
01/10/2025	SAN	Purchase	XMAD	1,250,549	8.8014
01/10/2025	SAN	Purchase	CEUX	104,254	8.8199
01/10/2025	SAN	Purchase	TQEX	13,564	8.8396
01/10/2025	SAN	Purchase	AQEU	31,633	8.8453
			TOTAL	6,400,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 2 October 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 25/09/2025 and 01/10/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-25-09-a-01-10-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 2, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance